ANNUAL REPORT FOR THE FISCAL YEAR ENDED 2025

Officially Ronny Channel Drop, LLC

("Issuer")

<u>The Issuer completed an initial Channel Drop (as such term is defined on the Form C for the Channel Drop filed with the SEC on March 18, 2025 through the GigaStar Market, a registered crowdfunding portal, on April 11, 2025.</u>The following information is provided in response to the requirements set forth in 17 CFR 227.202 with respect to ongoing reporting by issuers having completed an offering under Regulation CF.

Entity Information. The name of the Issuer is Officially Ronny Channel Drop, LLC. The Issuer was organized as a Wyoming limited liability company on February 27, 2025. The Issuer's address is 1309 Coffeen Avenue, STE 1200, Sheridan, WY 82801. The Issuer does not maintain a Web site.

Management. The Manager and sole Member of the Issuer is Cameron Mponezya. Cameron Mponezya is the Creator of the Channel. Cameron Mponezya has operated the Officially Ronny channel since inception and posted videos since 2015 to create Entertainment content, especially focused on Social Commentary.

Principal Owners. Cameron Mponezya owns 100% of the membership interests of the Issuer.

Business and Business Plan. The Issuer's Operating Agreement expressly limits the Issuer and its Manager to activities directly related to the Channel Drop. Since the closing of the Channel Drop, the Issuer's operations consist solely of: (1) authorizing the Paying Agent to distribute the Net YouTube Revenue (NYR) to the Issuer for the benefit of the holders of the Channel Revenue Tokens (CRTs) issued in connection with the Channel Drop; (2) causing such amounts to be distributed (a) to the CRT holders through the blockchain, (b) to GigaStar Technologies LLC for its fees; and (c) to the Creator in the manner specified by the Creator; (3) causing the CRTs to be listed on a secondary market, if available (4) taking such other administrative steps including steps necessary or appropriate in connection with listing the CRTs, including a replacement digital CRT; and (5) amending any agreement necessary to coordinate any subsequent Channel Drop by any other issuer related to the Channel with the offering completed by the Issuer. Most of these steps are automated, including payment of Distributions, and will occur without any action by the Issuer.

Employees. Other than the Manager, the Issuer has no employees and is not expected to ever hire any part-time or full-time employees.

Risk Factors. The Issuer has identified a number of potential risks related to an investment in the Revenue Sharing Units (RSUs). These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, investing in securities for which the value is dependent on one individual to create new products (including YouTube videos) and/or on one line of revenue (such as YouTube Revenue) is generally riskier than investing in securities of larger, more diversified companies. The following is not intended as a list of all the possible risks attendant in an investment the RSUs.

The term "Offering" as used below, refers to the Regulation CF offering previously completed by the Issuer and to which the RSUs and CRTs apply.

Risks Related to the Issuer's Business and Industry

The Issuer's Sole Business is Issuing the RSUs and Causing the Distribution of the YouTube Revenue – The Issuer is Not Expected to have any Assets or Inherent Value.

The Issuer has no business operations other than (1) arranging the purchase of the Revenue Sharing Units from the Creator for investors with the proceeds of the Offering and (2) maintaining a payment system for the YouTube Revenue to be distributed to each CRT holder through the Smart Contact (or other means permitted in the Offering).

The Channel's YouTube Revenue is Highly Dependent on YouTube's Popularity.

There can be no assurance that YouTube's popularity will remain at current levels or increase, and a negative trend in consumer interest could also have a material adverse effect on the Channel's YouTube Revenue and the value of the RSUs.

The Channel Faces Strong Competition from Other YouTube Channels.

The Creator's Channel is one of many in the overall Entertainment genre on YouTube, including in the more focused area of Social Commentary.. Additionally, the barriers to entry for other creators are generally inconsequential, especially for someone already versed in creating quality YouTube videos and building a YouTube channel. There can be no assurance that competition from other Creator's in the Entertainment genre, and particularly focused on Social Commentary., will not have a negative impact on the Channel's YouTube Revenue over time.

The Channel's Future YouTube Revenue is Unpredictable and Past Results are no Assurance of Future Results.

The Channel has been in operation since 2015, but its YouTube Revenue and subscriber metrics for any period after the Offering are unpredictable with any certainty. A variety of factors could impact the popularity of the Channel, or the amount of YouTube Revenue that results from the Channel, including certain events beyond the control of the Creator. Additionally, even in the absence of any of these adverse factors occurring, the Channel's YouTube Revenue, and therefore the amount of Distributions to be paid on the RSUs, may vary widely from one period to another.

YouTube May Change its Channel Rules and Procedures in its Sole Discretion.

Several YouTube rules and procedures have an impact on channel revenue. Some of the more important include: (i) its search algorithms and other criteria, which affect which channels show as top results for any given search topic entered by a viewer; (ii) its revenue rates and ad placement selections; and (iii) its content moderation rules and/or censorship standards. There can be no assurance that YouTube will not take one or more actions which are beyond the control of the Creator and that diminish, possibly in a material amount, the Channel's YouTube Revenue.

YouTube faces Competition from Other Entertainment and Informational Platforms.

YouTube has strong competition from other video platforms, both in the U.S. and in other countries. Platforms such as Facebook, Vimeo, MetaCafe, Instagram and Vevo in the U.S., and Daily Motion (France), Youku (China), TikTok (China) and a host of others compete for creators and viewers. There can be no assurance that YouTube will remain competitive in this market, and the failure to do so would be likely to have a material adverse effect on the Channel's YouTube Revenue.

YouTube, and its owner Alphabet (Google) face Significant Regulatory Issues, and Certain Countries May Ban or Restrict Access.

The U.S. Government, as well as the European Union, India and other governments and governmental agencies frequently adopt new laws and rules aimed at diminishing what in their eyes is anti-competitive behavior, including monopolistic pricing, aggregation of data, and abuse of privacy rights. Additionally, certain countries, including the People's Republic of China, have completely banned YouTube, or, as in the case of Russia, Brazil, Thailand and others, impose various levels of censorship on YouTube within their borders. As such, the regulatory environment for YouTube frequently changes, sometimes rapidly, including total bans on YouTube's access to various markets. Additional regulatory or legal issues for YouTube, or Alphabet more generally, in the U.S. or in other markets, may have a significant impact on the Channel and its YouTube Revenue.

The Channel's MCN could Decrease or Cease its Operations, Including Possibly Filing for Bankruptcy.

If the Creator were to retain the services of an MCN in the future, the MCN could limit or cease operations, including its efforts to promote the Channel and receive and send YouTube Revenue from YouTube to the Paying Agent. In the event of such occurrence(s), the receipt of YouTube Revenue by the Paying Agent could be interrupted for a period of time, and YouTube Revenue previously received could be subject to certain clawback rules under the U.S. Bankruptcy Code.

Damage to the Reputation of the Creator or the Channel Could Negatively Impact the Value of the RSUs.

The reputation of the Creator is considered critical to the success of the Channel, including with respect to its ability to generate YouTube Revenue. Any incident that erodes consumer loyalty for the Channel or the Creator could significantly reduce Channel's YouTube Revenue, possibly permanently. Negative information (regardless of the truthfulness of the information) related to the Creator or Channel, if it were to occur, could come through social media platforms, including blogs and other forms of online media that may result in immediate harm and leave the Creator few opportunities to respond to the event before material damage occurs to the Creator or the Channel. This would likely have a material adverse effect on the value of the RSUs.

Risks Related to the Securities

The Nature of the Investment is Different than Purchasing a Stock or a Bond.

The Revenue Sharing Agreements and the RSUs do not represent an ownership interest in the Issuer, the Channel or any assets of the Channel or the Creator, and do not include the right to vote on any matter, the right to any other financial return other than to receive the Distributions, or ownership or other interest in any individual video created or placed on YouTube by the Creator. Additionally, the Revenue Sharing Agreements are not debt securities. As such, holders of the Revenue Sharing interests have no rights to foreclosing on the assets of the Issuer's or the Channel's assets or exercising the other types of rights bondholders and other lenders typically have upon default.

The RSUs and the CRTs have a Finite Term.

While the CRTs and the RSUs have no specified termination date, no Distribution will be made for any month in which the Distribution is less than $0.50 (and such amount will not carry over to the next Distribution). Additionally, no Distributions will be made on the RSUs, and the RSUs will cease to exist, if the aggregate Distribution amount for all the RSUs sold in this Offering is less than $100 per month for six consecutive months. The CRT will cease to have any function after the RSUs terminate.

The Offering Price of the RSUs in the Offering was not based on any Independent Third-Party Valuation or Appraisal.

No third-party valuation was obtained, and if a third-party valuation had been obtained there is no assurance that such a party would use the same method or multiple. As such, the valuation used for the Channel Drop does not necessarily bear any relationship to the fair market value of the RSUs, and the use of other methods of determining the value of intangible, financial assets such as the RSUs, could result in a lower valuation than is being used in this Offering.

An Investment in the RSUs is Risky and Investors Should Not Invest Unless They Can Afford to Bear a Full Loss.

The return of an RSU holder's original investment is not guaranteed by the Issuer, the Intermediary, the Creator, the Channel, the Escrow Agent, the Paying Agent or any other third-party. Once the transaction is closed, future YouTube Revenue may be the only source of repayment of an investor's purchase price for the RSUs. You should not invest more in this Offering than you can afford to lose with no material effect on your financial condition or ability to meet your cost-of- living needs.

There is No Secondary Market for the RSUs or CRTs at this time, and No Market May Ever Develop.

The RSUs may only be transferred as part of a transfer (by sale or otherwise) of the related CRT. There is not now and possibly will not ever be a market for the CRTs. Because the RSUs have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the RSUs and CRTs have transfer restrictions and cannot be resold in the United States except pursuant to Regulation CF. Regulation CF does not permit the transfer of any CRTs unless sold: (i) in an offering registered under the Securities Act, (ii) to the issuer of the security, (iii) to an accredited investor, (iv) to a member of the family of the purchaser or the equivalent, (v) to a trust controlled by the purchaser, (vi) to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or (vii) in connection with the death or divorce of the purchaser or other similar circumstance. It is not currently contemplated that registration of the CRTs under the Securities Act or other securities laws will be affected and purchasers of the RSUs have no right to cause or demand such registration. Limitations on the transfer of the RSUs or the CRTs may also adversely affect the price that you might be able to obtain for the CRTs in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each investor in this Offering will be required to represent that they are purchasing the RSUs for their own account, for investment purposes and not with a view to resale or distribution thereof.

The Advent of the Blockchain and the use of the Blockchain for Financial Transactions, including Investments such as those Represented by the Channel Revenue Tokens (CRTs), is Subject to Significant Controversy.

Using the blockchain, including CRTs, for transferring ownership to underlying assets, including financial investments like an investment in the Revenue Sharing Units, is a recent phenomenon. As such, investors may not have enough information or data with respect to a sufficiently long history of such transactions to properly evaluate all of the risks associated with an investment in the RSUs/CRTs. Each prospective investor in this Offering should carefully consider whether they believe the use of the blockchain for investments such as the CRTs is appropriate for them and their financial condition. A failure of the blockchain or the Smart contract could result in a loss of a CRT holder's entire investment if other records evidencing the investment could not be located.

The Regulatory Framework Around Tokens and the Blockchain is Not Well Developed and May Change Rapidly.

While the transmission of funds over the blockchain, and the operations of entities that further such transactions, is currently subject to certain regulations in the U.S., overall, the regulatory framework for use of the blockchain is far less than exists in other segments of the financial services sector. Currently the SEC, the Federal Reserve Board, the Office of the Comptroller of the Currency and a variety of other federal and state agencies are considering various regulatory frameworks that could be applicable to transactions such as the issuance and possible subsequent transfer of the CRTs by investors in this Offering. The impact of such future regulations on the operation of the blockchain or the value or transferability of the CRTs is not known.

Regulatory Changes or the Failure of an Investor to Connect a Wallet to the Smart Contract May Cause Distributions to be Delayed and May Incur Additional Charges.

In the event that regulatory changes or changes to USDC, the Paying Agent's ability to send Distributions to Circle Bank, Circle Bank's inability to convert YouTube revenue to USDC or other reasons could cause Distributions to be required to be paid in U.S. Dollars and through means other than the Smart contract and may be delayed and/or incur additional fees. Additionally, investors who have not connected a wallet to the Smart Contract will not receive their Distributions until the Company is able to send such Distributions by ACH or wire transfer to a bank account of the investor, and such payments will incur additional service fees.

The Value of USDC Could Change.

Although USDC is intended to have a 1:1 value to the U.S. Dollar, there is no assurance such value will be maintained at any given point in time (such as the date of any Distribution) or over extended periods of time. As such, investors should be aware that the value of any distributions they will receive on the CRTs could be affected, possibly to a material extent, by any changes in the value of USDC to the US Dollar, especially if the investor retains the Distributions in USDC (or other cryptocurrency) instead of withdrawing such amounts in the form of U.S. Dollars.

The Security of the Blockchain is Not Proven.

Use of the blockchain does not guarantee full security for your CRTs. Breaches of security and theft of crypto have continued to occur on a regular basis. There is no guarantee that your CRTs, the wallet in which you hold your CRTs or the custodian of your wallet will be 100% secure from such issues.

The Use of Stable Coin Does Not Eliminate All Risks Associated with the Volatility of Crypto Currency Values.

While so-called "stable coins," including USDC, are designed to trade 1:1 with the U.S. dollar, there is no guarantee that USDC will not be valued at less than that one-for-one ratio with the dollar at the moment the YouTube Revenues received by the Paying agent in U.S. Dollars are converted into USDC and sent to the Smart Contract. In such case, the Distributions you receive may not convert back into the same number of U.S. Dollars as would have been the case had the 1:1 ratio been in place at the time the Distribution was converted into USDC and placed into the Smart Contract.

The U.S. Securities and Exchange Commission Does Not Pass Upon the Merits of the RSUs, the CRTs or the Terms of the Offering, Nor Does It Pass Upon the Accuracy or Completeness of any Offering Document, Literature or Video.

While our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system, it is not an approval, endorsement or guarantee of compliance as it relates to this Offering. Neither the SEC or any other governmental organization has reviewed the Form C, nor any document, literature, video or any information related to the Offering.

Neither the Offering nor the RSUs Are Registered Under Federal or State Securities Laws.

Neither the Offering nor the RSUs were registered under federal or state securities laws. Investors do not have many of the benefits available in registered offerings, including access to quarterly and annual financial statements that have been reviewed or audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of the RSU's/CRTs based on the information provided in the Issuer's Form C and the accompanying exhibits, as well as the statements of the Channel's account provided by YouTube on a monthly basis that are relied upon by the Issuer for calculating Distributions.

Additional Securities to be Offered by the Issuer. The Issuer will not issue any additional securities.

Indebtedness. The Issuer has no indebtedness and is not expected to ever incur any debt.

Prior Offerings of Securities. Other than the previously completed Channel Drop the Issuer has not issued any other securities.

Related Party Transactions. Other than the distribution of the Creator's portion of the monthly NYR in the manner set forth in the Form C for the Issuer's Regulation CF offering, the Issuer has not and does not expect to enter into any transaction with the Issuer's sole member or any party related to or affiliated with the sole member.

Filing of all Required Reports. The Issuer has not failed to comply with the ongoing reporting requirements of Section 227.202 of Regulation CF.

Officially Ronny Channel Drop, LLC
(A Wyoming Limited Liability Company)

FINANCIAL STATEMENTS

Balance Sheet
(Unaudited)
December 31, 2025

Assets

Restricted cash – escrow	$	500
Total Assets	$	500

Liabilities and Member's Equity

Current Liabilities		
Due to RSU holders	$	500
Member's equity		-
Total Liabilities and Member's Equity	$	500

The accompanying notes are an integral part of these financial statements.

Officially Ronny Channel Drop, LLC
(A Wyoming Limited Liability Company)
Statement of Operations
(Unaudited)
For the period from Inception (February 27, 2025) through December 31, 2025

Revenues	$	2,824
Expenses		
Revenue Sharing Costs		2,824
Net Income (Loss)	$	-

The accompanying notes are an integral part of these financial statements.

Officially Ronny Channel Drop, LLC
(A Wyoming Limited Liability Company)
Statement of Changes in Member's Equity
For the period from Inception (February 27, 2025) through December 31, 2025

Balance, February 27, 2025	$	-
Net income (loss)		-
Balance, December 31, 2025	$	-

The accompanying notes are an integral part of these financial statements.

Officially Ronny Channel Drop, LLC
(A Wyoming Limited Liability Company)
Statement of Cash Flows
For the period from Inception (February 27, 2025) through December 31, 2025

Cash flows from operating activities:		
Net income (loss)	$	-
Change in operating assets and liabilities:		
Due to RSU holders		500
Net cash and cash equivalents provided by (used) in operating activities		500
Cash flows from investing activities:		
Net cash and cash equivalents provided by (used) in investing activities		-
Cash flows from financing activities:		
Net cash and cash equivalents provided by (used) in financing activities		-
Net increase (decrease) in cash and cash equivalents		500
Restricted cash – escrow at beginning of period		-
Restricted cash – escrow at end of period	$	500

The accompanying notes are an integral part of these financial statements.

Officially Ronny Channel Drop, LLC
(A Wyoming Limited Liability Company)

Note 1 – Organization and Nature of Anticipated Operations

A. Business Description
Officially Ronny Channel Drop, LLC ("the Company") was formed as a close limited liability company under the laws of the state of Wyoming. The Company was formed for the purpose of facilitating the sale of Revenue Sharing Units ("RSU's) of its sole member's YouTube channel revenue and for distributing such proportionate shares of revenue to the holders of the RSUs. The sale of the RSUs will take place in a securities offering, exempt from registration with the United States Securities and Exchange Commission ("SEC"), under Regulation CF. The securities offering or "Channel Drop" is to be conducted by GigaStar Portal, LLC, doing business as GigaStar Market ("GigaStar"), a third-party licensed crowdfunding portal, see Note 3.

B. Operating Agreement
The Officially Ronny Channel Drop, LLC was formed on February 27, 2025, with the sole Managing Member owning 100 percent of the Company. The Company's sole member and manager is Cameron Mponezya, creator of the Officially Ronny YouTube Channel (the "Channel"). The Company's Operating Agreement prohibits the issuance of any other membership interests.

C. Nature of Operations
The Company's sole source of revenue is the portion of the Channel's net YouTube revenue purchased by individuals in the Channel Drop (the "RSU Holders"), and all such revenue is distributed by the Company to the RSU Holders in the manner set forth in the Form C, filed by the Company, with the SEC, in connection with the Channel Drop. As such, the Company's activities are not expected to yield any net profit or loss. During March and April of 2025, the Channel Drop yielded a total crowdfunding raise of $12,080.00. Following the initial offering, the Company began operations to receive and distribute the RSU holders' share of revenue.

The Company's prospects are subject to the customary risks, expenses and uncertainties frequently encountered by companies with dependence on key personnel, limited business operations, popularity of a social marketing platform, and rapidly evolving markets.

Note 2 - Summary of Significant Accounting Policies

A. Basis of Accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

B. Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents. There are no cash accounts or cash equivalents held by the Company as of December 31, 2025.

The accompanying notes are an integral part of these financial statements.

Officially Ronny Channel Drop, LLC
(A Wyoming Limited Liability Company)

Note 2 - Summary of Significant Accounting Policies (Continued)

C. Restricted Cash – Escrow

At December 31, 2025, other non-current assets include restricted cash of $500 held in escrow for the distribution to the RSU holders. The funds held in escrow represent the Company's share of the Channel's net YouTube revenue for December 2025, paid to the RSU holders in January 2026.

D. Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("Topic 606"). The Company's revenue consists of its percentage of the sole owner's YouTube channel revenue, net of any service fees. The Company recognizes revenue when earned from the YouTube channel. Cash is received by the Company 25 days after it is earned and the Company remits it to the RSU Holders approximately two business days following receipt.

E. Use of Estimates

Preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Income Taxes

For income tax purposes, the Company is treated as a single-member limited liability company, or disregarded entity and any income or loss of the Company is included directly in the income tax returns of its member. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

Note 3 - Revenue Sharing Agreement

The Company entered into a Revenue Sharing Agreement ("RSA") with various individuals and entities (collectively referred to as "Purchasers") as part of a series of revenue sharing agreements offered pursuant to an Offering available on the Portal of the Intermediary for the YouTube Channel. The RSA is intended to facilitate the sale of Revenue Sharing Units ("RSUs") to the Purchasers.

Under the terms of the RSA, each Purchaser is required to provide an Investment Amount, which is exchanged for RSUs issued by the Company. The RSUs are denominated based on the Purchaser's Investment Amount divided by the RSU Unit Price. Additionally, the Company distributes blockchain-based digital tokens known as Channel Revenue Tokens ("CRTs") to each Purchaser, representing the RSUs purchased. The CRTs are categorized as Gold, Platinum, or Diamond, depending on the Investment Tier designated by the Purchaser.

Monthly Payments are made to Purchasers based on their Purchaser Percentage Interest, calculated from the Net YouTube Revenue, subject to a Service Fee of eight percent

The accompanying notes are an integral part of these financial statements.

Officially Ronny Channel Drop, LLC
(A Wyoming Limited Liability Company)

(8%).

Note 3 - Revenue Sharing Agreement (Continued)

The Paying Agent, appointed by the Company, is responsible for distributing the monthly payments to Purchasers' designated blockchain-based digital wallet addresses. In the event a Purchaser does not provide a valid wallet address, alternative payment methods may be used, subject to additional fees.

The RSA contains termination provisions, including automatic termination if monthly payments fall below a certain threshold for six consecutive months, upon which the Company may "burn" the CRTs. The Company has made certain representations regarding its organization, authority, and compliance with regulations, while Purchasers have represented their legal capacity, understanding of risks, and compliance with securities laws.'

It is important to note that the RSA does not confer any ownership rights or authority in the Company to Purchasers.

The financial impact of the RSA on the Company's financial position, results of operations, and cash flows is contingent upon the level of Net YouTube Revenue generated by the Channel and the Company's ability to meet its payment obligations under the RSA.

Note 4 – Smart Contracts

The Company, upon the close of the initial offering of RSUs conducted by GigaStar Market, has entered into Smart Contracts with the individual RSU holders. The Smart Contracts call for the RSU holders to provide the Company with their individual Smart Wallet accounts to facilitate the payment of the RSU holders' respective share or revenue. The contract calls for monthly payments to RSU holders in the form of USDC, accruing in the first full month following the close of the initial offering and monthly thereafter. The contract terms are for an indefinite period, unless terminated by six successive months of the Channel's revenue being $100 or less.

Note 5 – Listing Agreement

On February 28, 2025, the Company entered into an agreement with a third-party, GigaStar Market, a Delaware limited liability company, to conduct the offering of RSUs, as further described in Note 1. GigaStar Market operates as a crowdfunding intermediary registered with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA") under SEC Regulation Crowdfunding ("Regulation CF").

Per the agreement, GigaStar Market will provide the Company with the use of its online platform to facilitate the offering of securities to prospective RSU holders. In addition, GigaStar Market will assist in preparing the offering page on its platform, prepare offering materials and perform other related administrative functions related to the offerings. The terms of the agreement include a complimentary offer listing through GigaStar Market's online platform, and a fee equal to ten percent of the aggregate dollar amount received in the offering of the RSUs. The fee is payable upon closing of the

The accompanying notes are an integral part of these financial statements.

Officially Ronny Channel Drop, LLC
(A Wyoming Limited Liability Company)

offering and is contingent upon the offering meeting the minimum target amount. The agreement also contains cancellation provisions based on various conditions.

Note 6 - Escrow Agent Agreement

On March 12, 2025, the Company entered into an agreement (the "Escrow Agent Agreement") with a third-party escrow agent with North Capital Private Securities Corporation,. ("Escrow Agent") whereby certain funds related to the Offering are deposited into an escrow account maintained by the Escrow Agent. Pursuant to the Escrow Agent Agreement, the Escrow Agent is responsible for holding and disbursing funds in accordance with the terms of the Offering and the agreement between the Company and the Funding Portal.

Under the terms of the Escrow Agent Agreement, the Company authorizes the Funding Portal to direct the Escrow Agent to disburse funds from the escrow account upon reaching certain milestones and conditions outlined in the Offering. These disbursements may include compensation to the Funding Portal for services rendered in connection with the Offering. All escrow agent fees are deducted prior to remittance to the Company and are converted to CRTs to be held and immediately distributed by the Company to the RSU holders.

Note 7 - Market Listing Agreement

The Company has entered into a market listing agreement (the "Agreement") with GigaStar Portal LLC (d/b/a GigaStar Market) for the purpose of conducting a financing offering (the "Offering"). The Agreement outlines the terms and conditions under which GigaStar will act as the Company's Funding Portal to facilitate and conduct the Offering in compliance with Regulation CF under the Securities Act of 1933.

Under the Agreement, the Company appoints GigaStar as its Funding Portal to provide funding portal services, including preliminary due diligence, preparation of the online offering page, assistance in the preparation of Offering Materials, and review of submitted materials to ensure compliance with Regulation CF standards.

The Agreement specifies the compensation structure for GigaStar, wherein GigaStar will receive a listing fee for the Offering and a cash compensation equal to 10% of the aggregate dollar amount received from Investors upon completion of each applicable closing of the Issuer's Securities to Investors in the Offering.

Additionally, the Agreement includes provisions for early termination of the Offering by the Company, whereby the Company may be obligated to pay an early termination fee to GigaStar based on the underlying reason for termination.

The accompanying notes are an integral part of these financial statements.

Officially Ronny Channel Drop, LLC
(A Wyoming Limited Liability Company)

Certification. I, Cameron Mponezya, certify that the financial statements of Officially Ronny Channel Drop LLC included in this Form are true and complete in all material respects.

Signed by:

13A2D7F0BE3F48E...

Signature

CM
_____
Title

4/23/2026
_____
Date Signed

The accompanying notes are an integral part of these financial statements.

10